North Coast Bank
                  Senior Vice President & Chief Credit Officer
                     Change of Control Employment Agreement

        This agreement made and entered into this SIXTEENTH day of DECEMBER, 1999, between North Coast Bank, Santa Rosa, California ("the Bank") and David Wattell, ("Employee");

        WHEREAS, the Bank is a national bank, regulated by the Office of the Comptroller of the Currency, insured by the Federal Deposit Insurance Corporation, and located in Santa Rosa, California; and

        WHEREAS, the Bank wants to employ the Employee as Senior Vice President and Chief Credit Officer of the Bank; and

        WHEREAS, the parties desire to enter into this agreement setting forth the terms and conditions of the employment relationship of the Bank and the Employee;

        NOW, THEREFORE, it is agreed as follows:

A.      TERMS OF AGREEMENT

        1. The initial term of this Agreement shall continue for three (3) years unless such agreement is terminated pursuant to the terms hereof or by the first to occur of the conditions to be stated hereinafter. This Agreement will be automatically extended each year after the initial term unless either party gives contrary written notice to the other 90 days prior to the renewal anniversary date. The terms previously stated notwithstanding, this contract will be terminated by the occurrence of any of the following:

               a.   The death of Employee;

               b. The complete disability of Employee. "Complete disability" as used herein shall mean the inability of Employee, due to illness, accident, or other physical or mental incapacity to perform the services provided for hereunder for an aggregate of sixty days within any period of 120 consecutive days during the term hereof, provided, however that said disability shall not constitute a basis for discharge for cause;

               c. The discharge of Employee by the Bank for cause. "Cause" as used herein shall mean:

                    1. such negligence or misconduct as shall constitute, as a matter of law, a breach of the covenants and obligations of Employee hereunder;
                    2. failure or refusal of Employee to comply with the provisions of this agreement;
                    3. employee being convicted by any duly constituted court with competent jurisdiction of a crime involving moral turpitude;
                    4. at the discretion of the Board, this contract may be terminated if there are acts the Board feels are moral turpitude;
                    5. at the discretion of the Board for failure to perform at acceptable levels of deposit growth or asset growth and other performance standards including safety and soundness measures as determined by the Board.

        Termination of employment shall constitute a tender by Employee of her resignation as an officer of the Bank. In the event of termination, the Employee is entitled to severance pay equal to one month's pay for each year employed by the Bank up to six month's salary.

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B.      CHANGE OF CONTROL

        1.     If during the term of the Agreement there is a change of control
               (COC) of the Bank, the Employee shall be entitled to termination or severance pay in the event employment is terminated, except for just cause as defined in Section B, paragraph c, after the change in control. In the event the Employee is terminated as a result of the COC, the Employee shall be entitled to receive her salary through the last day of the calendar month of the termination, or payment in lieu of the notice period. In addition, the terminated Employee shall receive an amount equal to 1 (one) times her then existing annual base salary. This payment shall also be made in connection with, or within 180 days after, a change in control of the Bank results in termination of employment of Employee. This payment shall be in addition to any amount otherwise owed to the Employee pursuant to this Agreement.

               The term "control" shall refer to the acquisition of 25 percent or more of the voting securities of the Bank by any person, or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or to such acquisition of a percentage between 10 percent and 25 percent if the Board of Directors of the Bank or the Comptroller of the Currency, the FDIC, or the Federal Reserve Bank have made a determination that such acquisition constitutes or will constitute control of the Bank. The term "person" refers to an individual, corporation, bank, bank holding company, or other entity.

        2. The following items are automatically considered due and payable in the event that a change of control occurs:

               a. Non-forfeitable deferred compensation shall be paid out in full.


               b. All earned compensation relative to the terms and conditions of a bonus program in place at the time of the COC shall be considered due and payable.

               c. In the event that the Employee is a participant in a restricted stock plan, or share option plan, and such plan is terminated involuntarily as a result of the COC, all stock and options shall be declared 100% vested, and distributed.

C.      WAIVER OF PROVISIONS

        Failure of any of the parties to insist, in one or more instances, on performance by the others in strict accordance with the terms and conditions of this agreement shall not be deemed a waiver or relinquishment of any right granted hereunder of the future performance of any such term or condition or of any other term or condition of this agreement, unless such waiver is contained in writing signed by or on behalf of all parties.

D.      GOVERNING LAW

        This agreement shall be governed by and construed and enforced in accordance with the laws of the State of California. If for any reason any provision of this agreement shall be held by a court of competent jurisdiction to be void or unenforceable, the same shall not affect the remaining provisions thereof.

E.      MODIFICATION AND AMENDMENT

        This agreement contains the sole and entire agreement among the parties hereto and supersedes all prior discussions and agreements among the parties, and any such prior agreements shall, from and after the date hereof, be null and void. This agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.

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F.      NON-ASSIGNABLE CONTRACT

        This agreement may not be assigned or transferred by any party hereto, in whole or in part, without the prior written consent of the other.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the year and date shown below.


Employee:

------------------------------------------                     -----------------
David Wattell, Senior Vice President & CCO                     Date
North Coast Bank

------------------------------------------                     -----------------
M. Edgar Deas, Chairman of the Board                           Date
North Coast Bank

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